Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 333-258431

Date: October 19, 2021

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV (“dMY IV”) with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

On October 19, 2021, Will Marshall, Co-Founder and Chief Executive Officer of Planet, and Ashley Johnson, Chief Financial Officer and Chief Operating Officer of Planet, discussed Planet’s merger with dMY IV, in a fireside chat hosted by IPO Edge and the Palm Beach Hedge Fund Association. A copy of the transcript of this fireside chat is set forth below.

CEO and CFO of Planet in IPO Edge Fireside Chat

Jarrett Banks, Editor-at-Large - IPO Edge: Hello and welcome. I am Jarrett Banks, Editor-at-Large here at IPO Edge and we’ve got another exciting fireside chat for everyone today. Today we’ll be talking with the CEO and COO of Planet Labs, which is merging with the SPAC called DMY Technology Group, Inc. IV, that’s “NYSE DMYQ”. And before we meet our esteemed guests, we will just run through a little bit of housekeeping. One of the great things about this event is that viewers get to ask questions to our guests, and you can do that by submitting questions via the Zoom portal or emailing at Editor@IPO-Edge.com. And a reminder that the replay will be available about an hour after we’ve finished the event at IPO-Edge.com. If you can’t watch the whole thing or you want to watch it again, it will be up. So let’s just watch a quick video to give us an overview about Planet.

Planet Video:

A decade ago, out of a Silicon Valley garage, Planet began its stellar journey. We’ve always had the goal of empowering humanity with imagery of the planet taken on a more frequent basis. To achieve that we’d have to act differently. Agile aerospace, as we call it, meant doing away with bulky billion-dollar satellites with drawn out launch cycles. Instead, we design and build our own. Tiny, inexpensive earth imaging powerhouses delivering data on demand. Now we’re at the point where we can image the entire earth every single day and it’s a new capability that humanity has never had before. Our constellation of nearly 200 Earth-observation satellites currently orbiting Earth is the largest ever, and we’ve amassed a 10-year archive of proprietary data that grows by 15 terabytes every day, creating a search engine for the planet. Google indexed what’s on the Internet and made it searchable. We’re indexing what’s on the Earth and making it searchable.

To unlock the value in this vast data set we’ve spent a decade building out a platform that uses machine learning to make the data easy-to-consume and it allows us to combine information and data to deliver ever-greater capabilities to our customers ever-evolving needs. Businesses today operate faster than ever before. Last month’s data is no longer sufficient. Last week’s data is no longer sufficient. You need today’s data. All of this innovation has resulted in significant barriers to entry, which place Planet miles ahead of the competition. This is just going to get better and more ubiquitous all the time and there’s a market for it and Planet is a company that’s really at the forefront of all of this.

And our subscription-based business model is unique for the industry, allowing Planet to serve data to multiple users across a variety of industries. Historically, the way that the industry worked as you had very big, very expensive satellites that only the very wealthiest of countries, wealthiest of companies, could afford to task and get an image of what might be transpiring at a point in time and in a very specific place. Planet is different because we’ve taken the approach of, we want to create a data set that can apply to any industry, and any company, any government of any size. We operate at very high margin, because we are already capturing the entire Earth every single day. The cost of serving each new customer is very low.

Little wonder then that our data is deployed across a staggering array of applications, from farmers seeking high crop yields, to governments needing visibility into urban development and many other applications for businesses that simply demand mission-critical insights. We’ve been doing research around precision agriculture and the promise of precision agriculture. Planet data realized that promise. We rely on Planet’s Skyset imagery to produce elevation maps that allow us to know how floods are going to move across the floodplain and so that way, we know who is in danger, and where they can go to be safe. Planet data is really revolutionary to our industry where never before have we been able to get this daily imagery everywhere on the globe, not only in the major food producing countries, where we might have national capacity for Earth observation already, but we have this everywhere.

The market opportunity for Planet’s daily data is enormous and it comes at a time when its urgency cannot be overstated. The Earth is changing more quickly than ever and in ways that are dramatically disrupting economies, society and the environment. Planet’s opportunity is massive. We sit at the center of two of the most important, multi-trillion dollar trends in the world today: digital transformation and sustainability. They affect every company, in every industry, and every government around the world. Planet has built a Bloomberg-like terminal for Earth data, the world’s first web geo-platform empowering organizations to make informed decisions and navigate these economic shifts. Come join us as we work to change the future.

Jarrett Banks, Editor-at-Large - IPO Edge: Okay, very cool. Let’s bring on Co-Founder and CEO Will Marshall. Will, welcome to the program.

Will Marshall, Co-Founder & CEO Planet: Hey thanks for having us, Jarret and Alexandra.

Jarrett Banks, Editor-at-Large - IPO Edge: Great, so now Planet is a data subscription business delivering insights about daily change on Earth. But I wonder if you could give us a very high-level overview of what exactly the company does.

Will Marshall, Co-Founder & CEO Planet: Yeah, absolutely. Happy to do that and I’m looking forward to this being a very, you know, open Q&A-like session. Let me just to tell you some basics about the company and just a couple of slides that will help to give the very, very top-level perspective. I really want to keep most of this just Q&A, but this slide I think helps give people a bit of sense of where we are at as a company today. So we are simultaneously a space company, a software company, and a data company. You know we have a satellite backend, we will build some data on top of that, and software services that enable analytics of that data. This slide gives you a little bit about Planet at a glance so we’re like 200 satellites in orbit today, and this is the largest Earth-imaging fleet in human history. With those images, about 300 million square kilometers of area per day, that’s about twice the Earth landmass, so the image sum is the land area multiple times. Most of it we just scan once per day. Just to give you a sense of scale that’s about 100 times more imaging-in-area coverage per day than any other Earth-imaging player. About 100 times. And all of that we process to be what we call machine-learning ready, so analytics-ready, so, you know, harmonize the pixels so that the user, on top of that, the client just gets to have a seamless interface to build their tools and ML code or other analytics software. On the business side, just over 100 million in revenue last year, so we are January fiscal year ends so FY2021 was last year. So that’s last year looking in the rearview mirror, just over 110 million in revenue, most of that over 90% is recurring revenue, so we are really a data subscription business, as these metrics show. Also, the gross margins, just to point out on this slide, because I think it shows why we were one-to-many model, I mean we can sell each image multiple times and the image that comes down from our satellites, we can sell it to lots of users, we can sell it to ag customers, civil government customers and so on. And, every time, the incremental cost of selling our imagery to the next player is, of course, really low. It’s just the compute and egress costs of selling that image, so all the analytics feed on top of that. So it’s very, very high margins. 62% is already including, is for our PlanetScope business, versus 73% of our revenue last year, and that includes the cost of the satellites. Most people think “oh my god”, you are building satellites and operating satellites that must be terrible gross margin, but that 62% is going up very fast and already includes the cost of satellite, so we’ve really made very efficient satellite systems.

Just a couple more slides. Then, next slide is just the video that just shows a little bit more how it works. So we have 180 satellites in a polar orbit, sun synchronous orbit its called, and they each take a set of images as they go down, just vertically a strip of image, but the Earth rotates underneath so that by the time the next satellite comes it takes a strip next to the previous one, so they end up being like a line scanner for the Earth every day. Because the Earth rotates in 24-hours we scan the whole Earth. We also have a set of Skysats, which are high-resolution images, that can have resolution up to 50 centimeters and can take images on any particular place. We just did this really cool thing last year, we launched two sets of three satellites on two Spacex rockets into two inclined planes that enable us to revisit any particular location up to 12 times per day. That’s the fastest revisit system of any Earth-imaging system on the planet, or off the planet in this case. But anyway, that’s roughly how our system works.

You can go to the next slide. That’s a little bit about the backend and, of course, as a space geek, I could spend hours talking about that, but I’m not going to. In the interest of time, what I wanted to speak to very, very briefly, is that what’s exciting is what does this mean for the customer. And what the customer looks at is something like this. It’s like the imagery served up, it’s a bit like Google Earth, but you have today’s image and yesterday’s image, and the day before, and you have over 1,000, actually over 1,500 images for every point on the Earth landmass on average. So, just imagine a time series of imagery. And you can set up your bespoke areas of interest and time of interest and fees, analytical fees, you can say just “show me the boats in the ports in my area” or just “show me the agricultural output”, and we have those sort of analytical feeds. And in the end, the customers are subscribing to these data feeds, whether in agriculture, there’s a dive into agriculture farm fields, if they’re in civil government they might getting into feeds of all the new roads or buildings in the area, or the imagery itself. Look at Google, uses the imagery itself to then inform and improve the maps. But, however, they are digesting it is data feeds, and that’s why we liken it to a Bloomberg Terminal. A lot of people are familiar with Bloomberg Terminal which provides data feeds into people’s workflows and helps them make smarter decisions. Whether that’s the imagery itself, or the analytics on top of that, we are doing the same. And, just like Bloomberg, it’s a high-growth, high-margin business and its high-stickiness. That means when people have integrated this data into their workflow, it’s very hard to switch because now they’re calibrated to that and so on. And so that’s why we think of it as Bloomberg. There are some differences with Bloomberg, obviously, there’s limitations, and we are not talking about physical term, of course, we’re talking about web interface. But the main differences are that whereas Bloomberg may aggregate open source data that’s available, financial data, and provides data analytics on top of that, we have a proprietary data set from our 200 satellite fleet that enable this and we service multiple vertical markets, not just finance, although finance is a market we serve. And so, we think of it as Bloomberg plus plus, obviously that’s a great analogy for us, as Bloomberg is a very successful business. But, I really think in all honesty, it does look and feel like a Bloomberg data business and not a satellite business, right, we’re not selling satellite data feeds.

There was one final slide I have just to tee up our discussion, just to talk just a tiny bit about some of the use cases that people actually get value out of our imagery, you know, it’s not just for giggles. This is imagery that it is really enabling smarter decisions, economically and so on. So in agriculture, our data enables improvements of crop yields. So for each three-by-three meter box, we can actually tell with our spectral bands, how well the crop is doing. Is it wheat, or is it soy, and how well is it doing? That enables it, when we do that across the whole farmers field, we can determine this area’s got blight, or this area needs more fertilizer, or this is when the crop is ready to be harvested. All that sort of intelligence helps what’s called precision, or digital, agriculture, enables improvements of crop viewers of 10s of percent, which is a big deal with agriculture. And we can do this for all the farmer’s fields across the entire world every day. So big companies, like Corteva and others, are using our data across wide areas. Can’t be done with drones because they just don’t have the coverage. Can’t be done with the high-resolution zooming satellites that everyone else has. Only we have the scan of the whole Earth every day, and agriculture is 25% of the land mass of the Earth. Just to mention a couple of others, and I won’t go to the same length of depth, but the defense and intelligence, we enable countries to cease new threats around the corner that they didn’t know. We discovered a missile site in eastern Iran that people didn’t know about. We found new threats and that’s super important for countries to know about, all threats are emerging around the world. In civil government, we help countries respond to floods, and fires, disaster response and code enforcement. So, just to give you a couple examples: we’ve been helping the German government recently with the floods that happened, the California state, various counties, with a dixie and other fires that were happening here in California. The code enforcement is really fascinating. It’s where counties and states use our data to enforce code. We work with Humboldt County, as an example, and they use our data to check on cannabis growing. And cannabis growing is actually legal in Humboldt, but you have to have a permit and they check the permits using our satellite data and other counties use it for checking building permission, road construction efforts and so on. Mapping is companies like Google. I mean Google does something incredibly sophisticated. Every time they find something’s getting out of date in a map, they automatically task when the satellite, satellite takes a picture, they automatically extract out that new road, that new train station, whatever it is, and then update the map. And they do that tens of thousands of times a year in an automated, fully automated process. I won’t go through the rest of the vertical markets, only to say that the ones on the left hand side are the majority of our revenue. It’s roughly 25% for those that fall on the left hand side, not quite but last year sort of 25, 25, 25 and then 15 or something, and all the rest was the last final bit.

The ones on the right hand side, however, are going to be big enough in the future: finance, insurance, energy. Our data is super relevant. But, those industries, like finance, I mean we have huge alpha on a lot of the world’s commodities, like agricultural commodities, output from all the world’s raw material mines, all the world’s shipping and transportation network. But, those hedge funds don’t want pretty pictures, they want time series calibrated data. We haven’t yet got to that, so what we’re doing in going public is exciting because, for two reasons. One is that we’re ready and another thing is that we’re feeling this pull. We have a lot of finance companies and what going public means for Planet is we will have the capital to put more boots on the ground, to go after the huge market opportunities, especially the ones in the left hand, and more software to go up the stack for the right hand vertical markets that need more analytics to enable them to get going. So with that I’ll leave it there. But, that’s a quick overview of Planet and some of the use cases and a quick snapshot of the financials just so that people have a sort of level set.

Jarrett Banks, Editor-at-Large - IPO Edge: I mean, it’s absolutely incredible and you could imagine if you were a commodities trader, you would really need a product like this. So going public, that’s a great segway to my next question before I bring on our other panelists. Why a SPAC? Why now?

Will Marshall, Co-Founder & CEO Planet: Great questions. Well firstly, why now because. I mean the first thing a company should analyze is do you want to go public and we have been analyzing that for some years, and we always thought that was the right thing in the end, the question was when. And, Ashley our CFO has been with us for a year and a half, we’ve been preparing, we’ve had audited financials for three years. And we were getting to the point where we felt we were ready. We had a mature satellite segment, over 200 satellites operating, we had a data business, we had a clear product-to-market fit in those four left hand verticals I was just saying. And, we were doing a serious amount of revenue, right, over 100 million in revenue last year. We felt that it was at the right stage to go public.

Why SPAC? Well, it’s an efficient vehicle to do it. It was ideal for our kind of company, because we could do it quickly, we could talk a little bit about the future, and I think that we found a great partner in DMY who’ve done this many times before, saw the real value of us, not just as a satellite company, as a data and analytics company, and saw the value proposition sustainability. So, I would say that’s the reason why we chose a SPAC. And then we found some great PIPE investors, right, with Black Rock leading the PIPE, with Marc Benioff coming in in a big way, Google coming in, we just upped the PIPE with CPP, the Canadian pension fund, which really stoked to have them in. And, just one final thing about the SPAC process, we are also feeling this pull right now. Everyone wants our data. And, why, it’s because the whole planet is trying to transition to a sustainable economy; ESG targets for companies, emissions targets for countries. And, what do they need when they transition to a sustainable economy, the first thing, they set these goals and then they’re like well, we need to measure it. That’s the very next thing. Because, otherwise, they can’t manage it. So we can measure those ESG targets, we can measure those emissions. So, we’re feeling the pull of the market, and so this is the right time to go public for us. The market pull is there and so we are leaning into.

Jarrett Banks, Editor-at-Large - IPO Edge: That’s a great answer. I am going to bring in my colleague Alexandra now, and Ashley Johnson the CFO. Take it away, Alexandra.

Alexandra Lane, Multimedia Editor - IPO Edge: Yes, great to be with you both, and we would encourage our audience to keep submitting questions. We already have a few going but hope to foster a really great discussion. So, Ashley tell us a bit more about Planet’s one-to-many data subscription business model. You know, Will alluded to the fact that your incremental operating costs become very low as more users are added. So tell us about that.

Ashley Johnson, CFO & COO - Planet: Yes, thank you and it’s great to be here. You know when I joined the company, about a year and a half ago, what struck me is that, while from the outside everybody’s really focused on the fact that Planet has totally revolutionized how to build satellites and design satellites, through its agile aerospace, the business model is actually very similar to a data infrastructure SAS company. So any company that’s building software solutions on top of complex data center infrastructure, that business model looks very similar to our own. We’ve built proprietary data and analytics on top of our data center, its just that our data center happens to be in space. So when you look at the business model, the metrics are very similar. So we have 90% recurring revenue; our customers are subscribing to these data feeds over multiple years. On $1-weighted basis, 70% of our contracts are multiyear, on average about two and a half years. Our customers are embedding our data into their business intelligence, so they want to lock in pricing over multiple years. So actually on the commercial side of our business, the non-governmental side, our contracts are skewing closer to three years on average on $1-weighted basis. And so, when you look at these types of metrics, you know net dollar retention rate greater than 110%, these types of metrics are very analogous to SAS companies and other data service companies.

Alexandra Lane, Multimedia Editor - IPO Edge: Yeah and then there’s so many potential user opportunities for Planet, I mean from agriculture to sounds like military intelligence, it just seems endless. Can you talk about which of these vertical markets will drive the most growth in the future and potential tailwinds?

Ashley Johnson, CFO & COO - Planet: Yeah it’s interesting. As Will mentioned in the near term we see a lot of the growth coming from the core markets, which have historically been users of geospatial data, so this is the agricultural industry, civil governments, defense and intelligence, and mapping. And as we ramp up our sales team globally, we expect a lot of the near term growth to be in those markets. But the exciting inflection for this company is as new markets understand the value of the data that we’re bringing and are embedding it in their business intelligence systems. And so that’s like financial services companies that are trying to understand land use for their commercial loan portfolios; that are trying to assess insurance risks related to wildfires and flooding; they’re trying to model out the impact of climate change on their overall municipal bond portfolios; they’re trying to predict commodities prices as a result of global agricultural production of different commodities. And then also you know a lot of pull across all markets, because of the heightened focus on ESG and environmental impact. So the ability to really measure the E in those ESG scores and understand what is the true environmental impact of that supply chain footprint and have consistent scoring across companies. All of these are indicators of the types of inflection that we expect to see in our business in these new markets that are just really opening their eyes to the power of our data sets.

Alexandra Lane, Multimedia Editor - IPO Edge: Yeah and just along those lines, questions of privacy or legality issues. Are you able to anonymize this data so that individuals aren’t ever individually identifiable? I mean, I guess the reference that comes to mind is almost like the Truman show, Big Brother is watching you. What would you say to critics that bring those kind of issues up.

Ashley Johnson, CFO & COO - Planet: Will, why don’t you take this one.

Will Marshall, Co-Founder & CEO Planet: I’m happy to. I mean remember that we are about 500 kilometers up. So, this is not like right over your head. This is like us taking a picture with our telescope from here in San Francisco to Los Angeles and seeing things, right. That means that we can’t see a person in our medium-resolution imagery and even in our high-resolution its very, very difficult. Maybe you can start seeing crowds of people. You certainly can’t identify a person from space. It’s just too far away. Even the big satellites can’t do that, even the big government ones. Drones can because they’re, you know, they can be five meters above your head or you know five kilometers above your head. Even there, we are still 100 times further away than if there were five kilometers up right like where a plane might fly. So you remember the distance, so really what satellites are good for is wide scale scanning. And that’s why our applications are things like agriculture, because that’s 25% the land mass of the Earth. You just can’t do that with drones. But, we have sufficient resolution to provide precision agricultural benefits: subfield understanding of the crop health. Similarly, on the military side, it’s more like scanning for new threats. On disaster response its finding all the fires across the whole of California or helping floods because we automatically scan the whole world, we have the day before and the day after for a flood. And that’s really important to have timely information and that scan. Before you’d have been able to fly airplanes or anything else. So, it’s wide scale effects like that that affect and help our use cases. Use cases are sort of focused on that. The advantages the satellites have is they’re going eight kilometers per second. So they cover vast territories, right, that planes and drones and other things can’t. But the good thing about that is that they’re so far away, they don’t touch your personal privacy so much.

Alexandra Lane, Multimedia Editor - IPO Edge: That’s great. And then Ashley, how does Planet’s business model, how is this transforming the Earth observation industry at large?

Ashley Johnson , CFO & COO - Planet: That’s a great question. So, when you think about it historically, the Earth observation industry, specifically around satellites, has been about building very big, very expensive satellites that can capture images, but really on demand, and so the fundamental capacity of those satellites is limited. They’re looking in very specific places. And so, from that end, the satellite manufacturer has to be thinking about how do they optimize the revenue per satellite, which typically translates into the highest bidder, which typically translates into a government buyer. And so that’s how the historical industry has really been focused. You know, very big players that are servicing you know a government customer. And, in some cases, you can see in the public filings you know the US Government, for example, may represent as much as 80% of revenues.

That’s a very different value proposition than what Planet has built. Because we are scanning the Earth every single day, we are effectively taking images of what anybody might want to look at. So we don’t have to be tasked on demand, we already have that image and we can sell that data multiple times over. And every incremental customer is really just dropping profits to the bottom line for us that we can then reinvest in the capability of those satellites. And so, it’s a fundamentally different proposition when you’re talking about a one-to-many subscription model versus a one-to-one tasking model now.

We do have 21 high-resolution satellites. We have the highest revisit rate of any point on Earth of satellite providers in the Earth observation industry. And what that enables us to do is to combine the two data sets to increase the capabilities of the analytics and the robustness of those analytics, as well as to scan for the things that our customers may not know they need to look for and then task the satellites to zoom in and learn more. So the multimodal fleet that we have is also very unique in the industry, and we think we’re fundamentally transforming the way the market thinks about accessibility to and usability of satellite data.

Alexandra Lane, Multimedia Editor - IPO Edge: Yeah and you know talking more about those vertical markets and kind of the scope of Planet’s end users, can you give us a bit more along the lines of the revenue breakdown for government usership versus commercial?

Ashley Johnson, CFO & COO - Planet: Yeah. As Will mentioned, we have four core markets today that that make up the majority of our revenue. So our largest market is civil government, so that last year our fiscal 21 was 24% of our revenue. Here we go, a nice slide to break it down. Second largest market was agriculture and that’s one where we’re seeing a lot of growth this year, as we’ve really been attacking that market as we’ve expanded our commercial sales team. And then defense and intelligence, another sector within government, represents about 22% of our revenue as of last year. And then, as Will mentioned, mapping is kind of a close fourth, about 17% of revenue last year. That 14% other is really where we see opportunity over the long term to expand the reach of our business, so that’s opportunities and financial services, insurance, forestry and the energy markets, which really are nascent markets for us today.

Alexandra Lane, Multimedia Editor - IPO Edge: Yeah, and then let’s talk a bit more before we get into some of the financial nitty gritty about kind of new markets and growth forecasting. What analytics, and solutions and products are going to be deployed to address new markets, new customers?

Ashley Johnson, CFO & COO - Planet: Yeah so it’s really building on top of the platform that we have today. So today, our customers can access our data in a couple of ways. So one is through our own web based interface, which we call Planet Explorer. Or they can use subscription APIs to ingest our data into whatever systems they might be using on their side, so we have partnerships with S3, we integrate into Google Earth engine and other tools that may be in use by our customers on their desktop. As we think of the opportunity going forward it’s really building on top of that solution stack, so building more APIs to be able to integrate into other analytics solutions, as well as building our own analytics solutions inside of explorer to enable our customers to interact with the data however they are most comfortable and using whatever tools they are most accustomed to. I don’t know Will if you have anything to add on the platform side?

Will Marshall, Co-Founder & CEO Planet: I mean obviously it’s a significant area of focus. Our main areas of focus with this capital that we’re getting through this process are in sales and marketing and then going up the software stack. And that’s a lot to do with adding analytics that enable our new vertical markets. It actually helps our current vertical markets, because even say the big ad companies are asking us “hey, can you just do this image versus instep”, “can you just do this analytics piece for us because we prefer to focus on the farmers”. Great. We can do that, add that value and go up the value proposition there and gain more on share for Planet. But it also opens out the going up the stack, opens out the new vertical markets that aren’t addressable until you get to a certain stage, like the finance one I mentioned.

Alexandra Lane, Multimedia Editor - IPO Edge: Great, and then, how is Planet data measuring results in the growing ESG market. You know how, what is Planet’s strategy to build by a partner, to “move up the stack,” as you just had alluded to Ashley.

Ashley Johnson, CFO & COO - Planet: So, a lot of different ways for our data to be used for sustainability purposes. So, for example, we have partnerships under way to look at incorporating Planet’s data into ESG scores. We’re working with Fortune 100 customers so that they can understand their global supply chain footprint, and you know the impact of the minerals that they may be sourcing for, their own products and what type of environmental footprint are those mining practices having on the planet; being able to track that, measure that, report out on it, as part of their own sustainability commitments. Will, do you want to talk a little bit about just the relevance of Planet data to UN ESGs and other you know larger global efforts.

Will Marshall, Co-Founder & CEO Planet: Yeah I mean very much so I mean look, we think of Planet data as enabling this sustainable energy transition, right, and I mentioned that the whole world is trying to do that. We looked at the UN sustainable development goals and found that our data is relevant to measuring 13 of the 17 SEGs from food security, because of agriculture, to security, all of these things. And what does that mean? It means that every one of those things, whether you’re company or a government that is trying to transition to sustainable practice, you have to measure that piece, and our data set is really foundational to measuring the natural capital which we have to take into account. You know we are presuming it’s all for free. And what is natural capital? It’s the trees, it’s the water, it’s the pollution, it’s the air, it’s all these things and Planet is a daily snapshot of where we’re at with our natural capital. So, when companies are trying to measure the ESG targets, the E is of course the environment, S is the supply chain, it’s like understanding risks of assets, to disasters. It’s about like floods or fires, it’s about understanding do their supply chains come from sustainable sources. And so we can help them to measure that. Does their paper come from a sustainable forest? Etc, etc. And so, all of that is all about measuring natural capital and our data set, we think, is foundational to that transition.

Alexandra Lane, Multimedia Editor - IPO Edge: Awesome. And then Ashley, let’s get into a little bit more of Planet’s financial model. Can you go over some of the KPIs?

Ashley Johnson, CFO & COO - Planet: Sure. So, as I talked about earlier some of the things that we manage from a financial KPIs is very similar to what you might see from a SAS company. So we’re reporting out on what percentage of our revenue is recurring, so as of the last quarter was 93% of our revenue is recurring in nature. We’re tracking our average contract length, so as this metric shows over 70% are multiyear deals and, as I referenced earlier, on $1-weighted basis we’re churning around two and a half years on average for our average contract length. Net dollar retention rate is a really important metric that we manage as a business. We start with a book of business at the beginning of the year and we look as the year goes along how that business is renewing and expanding to measure the net dollar retention rate. We also have a supplemental metric that we provide to investors, as disclosed in our S-4, around net dollar retention rate, including wind-backs. So a customer that may have lost budget in prior periods or might have taken longer beyond the renewal date to navigate the renewal, we factor that into a supplemental metric which is the net dollar retention rate plus wind-backs, and that as a metric increased 14% year-over-year, 14 percentage points year-over-year, from our fiscal 20 to our fiscal 21. And that’s a metric that we report out on regularly. And then we’re looking at how many customers we have. So we do have a bit of an 80/20 rule with a large concentration and our largest customers in terms of revenue. But, a broad array of customers with whom we are engaging and really looking to drive expansion of that footprint. So the land and expand sales motion is one that is very familiar to our enterprise sales reps around the world. And so the more customers we have, the more opportunity we have to drive expansion in our core customer base.

Alexandra Lane, Multimedia Editor - IPO Edge: Yeah that’s super interesting. Can you go over the margin profile and cap ex requirements of Planet?

Ashley Johnson, CFO & COO - Planet: Yes, so Will talked about in the beginning that we have two fleets of satellites. So one is our medium-resolution satellites, our PlanetScope satellites or dub satellites, and they cost approximately $300,000 per satellites, including the bill of materials, labor and launch costs that get capitalized. They typically have a useful life of about three to five years. In our financial model we assume that around three years. So we’re roughly assuming we’re replenishing a third of that fleet every year. Our high-resolution satellites are more expensive, we acquired them from Google a few years back. We are still amortizing the cost of those satellites through our cost of goods sold. But as we look at our next generation high-resolution satellites, we anticipate that those will cost more in an order of magnitude, about $4 million per satellite, have a useful life of we assume five years, although our Skysat satellites have actually achieved a useful life greater than six years and we estimate nine years. And so, if you use that five year useful, you assume you’re roughly replenishing that fleet about a fifth every year. So that’s kind of how we factored it into the model and that results in cap ex as a percentage of revenue really trending down as our revenue scales. So last year, our satellite cap ex was about 18% of revenue. This year it’ll be closer to 10%. I think our total cap ex as a percentage of revenue in Q2 was around 9%. And our steady state for cap ex as a percentage of revenue, we model around 5 to 8%, and that’s inclusive of our satellite costs as well as any capitalized software and other capitalized expenditures. So again, as you think about what businesses are most analogous to Planet, it really does look like a data center SAS company in terms of you know cap ex as a percentage of revenue on a steady state basis.

Alexandra Lane, Multimedia Editor - IPO Edge: Yeah and then in addition to Planet’s Dove constellation, recently announced the new satellite Pelican, can you talk about how this fits into your financial model and revenue acceleration?

Ashley Johnson, CFO & COO - Planet: Yeah, so I’ll touch briefly on financial model and then Will can talk about kind of how we think about it from a market perspective. This is effectively our next, as we think about the next generation of our high-resolution satellites, and so as we think about replenishing the Skysat fleet it’s really with greater capabilities and using that agile aerospace model to drive down our overall cost of maintaining the fleet. And as we drive those costs down, we increase the capabilities of that fleet. So Will can talk a little bit about what we’ve been sharing on that front.

Will Marshall, Co-Founder & CEO Planet: Yeah Pelican is really exciting. It’s a next generation high-res as Ashley was just saying. What this is going to have is even higher resolution, as our current system is 50 centimeters and it’s going to go significantly higher than that, and higher revisit rates. So we’re already imaging up to 12 times per day in a particular location, certainly depending on latitude, and we’re going to increase on that. We haven’t released all the specs because we want to have some fun secrets for later, but it’s going to be exciting and there’s some really, really cool technology aboard, and this is all, by the way, going to cost even less than the previous satellite iterations, about three times less. So you know we as a company have something that’s important, that is, we have all of our satellite capabilities are built and designed in-house, something that also distinguishes us from most of the competitors in the arena, and that makes a big difference. Because if you go and buy your satellites from Lockheed, say, it is a very sort of government process, because they used to do it in government contracting, and you buy your billion-dollar satellite. In fact, the last satellite from Maxoff, for example, costs you know over 800 million dollars for a single satellite, that’s more than all of our satellites combined. And by having it vertically integrated in-house, we can design, build satellites much faster much, much lower costs and iterate the capability to what the customer needs. Just last year, we increased our Doves by five x data rate per satellite per day, by adding spectral bands, adding faster radios, adding more, larger sensor, we went from a 29 megapixel sensor to a 47 megapixel sensor, so on and so forth. As the technology improves, we call it strapping space to Moore’s Law, we want as the technology underlying it gets better we want to constantly put that in space. And so, our goal is to constantly improve and Pelican is the next evolution in our high-resolution fleet.

Alexandra Lane, Multimedia Editor - IPO Edge: It’s all very, very exciting technology and outlook and we’ve got some really great, very informed questions coming in. I’m going to throw this back to my colleague, Jarrett Banks, to start fostering what will be, I think, a very robust discussion from our audience.

Jarrett Banks, Editor-at-Large - IPO Edge: Thanks Alexandra and we promise we will get to as many of the audience questions as possible. If we can’t get to them all, we will pass them on to Will and Ashley, so don’t worry about that. Okay, let’s start here. Here’s one from Roberto. How many satellites would you say you will need to be as efficient as you would like, and approximately how many satellites, do you think you will have for next year?

Will Marshall, Co-Founder & CEO Planet: Well, actually, I think the quick answer this is that we were done building the fleets that we wanted to build that enable us to operate the core parts of our business. The 180 Dove satellites is complete that the does the daily scan. And last year, which was actually a very busy year we launched 89 satellites on five rockets, all during COVID, so space did not slow down for COVID, but the final set that I said, the two sets of three satellites on the two SpaceX launches of the high-resolution system, completed our high-resolution system. So with those two systems complete, we are now in maintenance mode largely, right. So, we’re constantly refreshing as we need every year. But it’s basically maintenance mode, which is why, Ashley can talk to this in more detail if anyone’s interested, the cap ex that we’re talking about as a percentage of revenues now, was 18% last year, is projected to be just under 10% this year. And so we’re going down and maybe even the long term range is going to be 5% to 8%. So, you know, we’re really a capital efficient business and that’s because we’re now in maintenance mode. We have a fully scaled and operational satellite fleet. Now it’s mainly about go to market using that data to service all the vertical markets and adding analytics to enable others.

Jarrett Banks, Editor-at-Large - IPO Edge: Fantastic. Here’s a question about when the SPAC transaction will close. Now that hasn’t been given out yet. But I would just like to point out that if you do buy shares of DMYQ they will automatically convert into Planet shares once that SPAC transaction does close.

Will Marshall, Co-Founder & CEO Planet: Yeah and that’ll be PL on the New York Stock Exchange afterwards. But yes, DMYQ is the SPAC.

Jarrett Banks, Editor-at-Large - IPO Edge: So no need to worry. Okay, moving on, what’s on the roadmap for the coming years in regards to hardware and software?

Will Marshall, Co-Founder & CEO Planet: Well, there’s lots of exciting stuff. I mean as I just mentioned like this last year we increased the amount of data for satellite five x. We also increased our resolution from 70 centimeters to 50 centimeters on a high-resolution system and increased the number of revisits from two or three x per day to up to 12 x per day. We are going to continue on those sort of high growth vectors and better and better data. So the first thing on the hardware side is constantly investing in those next generation satellites that enable better and better data sets, and better data means higher resolution, more spectral bands and more frequent revisitk so more cadence.

But, I think even more important is what we’re doing on the software side. I mean this also asked the question on the software side. And, as I said, the main thing is going up the stack as we call it, to enable us to service different vertical markets and get more value out of the existing ones. And so that means things like adding better analytics, adding more bespoke analytics, building up more towards indicators, so like if we could do crop soy yield for the whole world per day that would be very interesting to a lot of players. We haven’t got to that sort of aggregated analytics or statistics. So that’s going to take some time and calibration and so on. We’ve got the raw data for it, but now we need to add some of the analytics to that. So a lot of the growth areas in software, and in fact I think our software team is projected to grow about 300% over the next five years, whereas the space team, which we will continue to invest in, is only going to about 30 or 40% over that similar time horizon. Just to give you a sense of the scale. So yes, we’re investing in space, but we’re investing even more on the software side.

Jarrett Banks, Editor-at-Large - IPO Edge: Right, right. Next question. Are there any restrictions for imagery for certain countries or locations on Earth? Do you foresee any future restrictions arising?

Will Marshall, Co-Founder & CEO Planet: Roughly speaking, no. There is an International Treaty that enables any country to take pictures of anyone else from space, unlike planes where you have to fly in the air territory in space you’re above any countries territory and so you can take a picture. We are restricted from supplying data to certain parties. There is an embargoed list of entities, both countries, organizations and people, that we can’t service our data to under US and EU law. And we have an ethics committee to check any of our prospective customers before we take them on to ensure that there’s no issues to do with ethical, bad uses of our data. I think that’s pretty unlikely, but we do keep a check on it, because we do really think it’s important to use our technology for good. But for the most part, our technology is bent towards good and we can supply it to most people. And we think that’s a great thing. The more people that can access this information, the better.

Jarrett Banks, Editor-at-Large - IPO Edge: Right. Now you touched on this at the beginning, but I want to go back to some of those verticals. We have a question here. You’re diversified across several verticals but are there one or two that investors should watch closely for the most growth in coming years?

Will Marshall, Co-Founder & CEO Planet: I would say agriculture is really exciting because we’ve got so many ag customers. You know I think we will grow that market significantly. We’ve already got a couple of customers that are in a sort of 10 million a year kind of range and we expect them to grow and, you know, 30 or 50 more ag companies at that scale, well that’s a big growth opportunity for us. In long term, as I’ve already mentioned I’m most excited about finance because of the alpha that we have, but that’s a longer term plan. Ashley, anything to add on that?

Ashley Johnson, CFO & COO - Planet: I think you hit the right core markets. Obviously, you know civil government is also a very big area of growth for us. We’ve done a lot of expansion contracts with these civil governments that have understood how our use case can help them provide better services and infrastructure to the people to be able to monitor sustainable development and those types of practices and to provide emergency and disaster response. So a lot of civil governments to target around the world and that’s another area where I expected near term growth.

Jarrett Banks, Editor-at-Large - IPO Edge: Okay, let’s turn to competition for a little bit. Now in your investor deck you point out you have a head start over would be rivals. But are there any serious competitors investors should be aware of?

Will Marshall, Co-Founder & CEO Planet: Well, firstly, I think competition is good for everyone. But we’ve got a huge, huge lead in this scanning system that no one else has and it would take many years for them to catch up, and that is just as big markets. So we’ll just touch on that just a little bit again. So we have 200 satellites operating, they collect about 100 times the area of any other player per day. And that is what enables us to service these big new markets, like agriculture, forestry, the maritime and so on. I think a couple of things that people, you know when you look on the surface there’s a few companies, of course, that have satellites doing imagery. But basically all the other players are tasked, so they task their satellites to take targets that customers ask for. That makes it inherently more like a one-to-one model because they give that imagery then to that customer but it’s rarely of interest to other players. Our scan is automatically of the whole Earth and we don’t provide it exclusively to any one customer and in fact we clip it and ship it to multiple customers. And that means that we had this one-to-many model.

I think the summary sort of is that we’ve got this unique daily scan, which no one else has and can touch, and it would take many years for anyone to, and that’s what services most of the vertical markets that we’re excited about and we think most of our vertical market is today but also where the growth areas are, and it would take many years for anyone to build such a system. It was very hard to get to what we built and almost impossible to catch up because, of course, we’re not going to sit on our hands there. But also, it is impossible to go back and get the archive you know. We now have 1,500 images for every point in the Earth landmass. And that is where all the training happens. So machine learning, if you ask any machine learning expert, they will say the most important thing is the data archive or the training data, that you can train your algorithms. We’ve got this stack of data and it’s, as far as I’m aware and I’m a physicist, so I’ve thought a lot about this, no ones invented a time machine yet to go back in time and erect a satellite fleet that they would need to collect the data that they would need do the training. So that archive is super important for all the analytics that we’re building now on top.

Ashley Johnson, CFO & COO - Planet: And just if I can layer on top of that. You can see the difference in our business model, also in the financials. And so, most of the other vendors or suppliers in the market calculate their gross margins, excluding the cost of the satellite, so excluding the depreciation and amortization of that significant investment. When you do that for Planet, our gross margins would be roughly 75% today. So we are already a very high gross margin business. Our incremental cost to serve a new customer is extremely low, so our direct margins we calculate around 94% to 96%. When you look at others, they have much lower gross margins, which is indicative of really building bespoke solutions for a single customer which, by definition, is going to be a much more expensive value proposition and a much less scalable model. So I do think that technology is a huge differentiator for us, we have a substantial lead, but our business model is also a significant competitive differentiation.

Jarrett Banks, Editor-at-Large - IPO Edge: Great and Ashley staying with you, when will you be cash flow positive and will the SPAC be able to provide enough cash to fund this until it’s cash flow positive?

Ashley Johnson, CFO & COO - Planet: So that is the intention, so, as I mentioned, we do have very high gross margin so our investments are really in the building out of our commercial organizations, so growing our feet on the street and increasing our marketing spend, as well as the investments that Will referenced in our software team. So really investing in hiring the engineering team to build that platform capability and enhance analytics to expand our share of wallet with our customers and expand our market share. With those investments, we anticipate we’ll need approximately $200 million to fund the company to cash flow breakeven. And again, these are projections that are contingent on a lot of things happening, which we’ve described in the S-4, so I do encourage everybody to read and understand the assumptions underlying that model. But nonetheless, we anticipate that the capital that we’ve raised from the PIPE investors should fund the company to cash flow breakeven, which leaves the capital that we receive from the SPAC that’s in trust as effectively dry powder to enable us to have a stronger balance sheet, pay down some of the existing debt that’s on the business, we have about $65 million of bank debt on the business, as well as to enable us to have capital for consolidating in the industry, as we see appropriate.

Jarrett Banks, Editor-at-Large - IPO Edge: Right. Okay, how do you consolidate your place in the emerging and fast-changing, on the tech side, new space industry?

Will Marshall, Co-Founder & CEO Planet: Well, this is a fun one. I mean look the space industry is undergoing a bit of a renaissance, but look all the excitement is in the rockets and the billionaires going up in their rockets and all this stuff, but I think the true excitement, the true upshot, is all these new data sets. Really, that’s the excitement. You know there’s been about a four x reduction in satellite launch costs, but there’s been about 1,000 fold increase in capability performance of satellites and that’s a revolution, right. You know that’s not like the model T Ford moment, this is more like the mainframe to desktop computers moment for IT. So aerospace is undertaking a big revolution. Of course, there’s you know Planet and SpaceX alone have about half the satellites in orbit, so it’s producing lots of new satellites right and planet and SpaceX are sort of pioneering the way in communications and Earth observation, respectively. And what’s the main upshot of those satellite fleets? It’s either producing or transporting massive new data sets about the Earth, and that has huge implications for the Earth economy and for transitioning to a sustainable economy. And so, people think of space and this renaissance and they’re thinking rockets and billionaires and the Moon, the Mars. I think of the data economy, the Earth and all the applications that are happening here. I’m excited about the rockets too. But I think I’m even more excited about how this data is relevant to the Earth’s economy. And I think that’s the trillion dollar opportunity here, not the rockets, and so that’s what we’re going after.

Jarrett Banks, Editor-at-Large - IPO Edge: Great. I think that is a great way to end this. Very positive note. My thanks to our guests, Will and Ashley here today. This has been a great discussion. I promise we will get those questions over to Planet and you know they can certainly respond. Thank you to the audience members and my co-host Alexandra.

Will Marshall, Co-Founder & CEO Planet: Thanks very much folks. Thanks for having us. We’re really excited to go public, and thanks for having us on the show.

Ashley Johnson, CFO & COO - Planet: Thank you very much.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Business Combination”), dMY IV filed with the SEC a Registration Statement on Form S-4 (“Registration Statement”) on August 3, 2021, which includes the preliminary proxy statement/prospectus of dMY IV. dMY IV’s stockholders and other interested persons are advised to read the Registration Statement and a preliminary proxy statement/prospectus which forms a part of the Registration Statement, as well as any amendments filed or to be filed, and the effective Registration Statement and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination when available, as these materials will contain important information about the parties to the agreement and plan of merger, by and among dMY IV and Planet and the other parties thereto (the “Merger Agreement”), dMY IV and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of dMY IV as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders may obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus filed or that will be filed with the SEC and all other relevant documents that are or will be incorporated by reference therein, without charge, at the SEC’s web site at www.sec.gov, at the Company’s website at http://www.dmytechnogy.com or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV is included in the Registration Statement, which includes the preliminary proxy statement/prospectus of dMY IV, for the Business Combination and is available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the definitive proxy statement/prospectus for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing, completion and success of the transaction. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or the satisfaction of other conditions to Closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.